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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-3/A
                               (AMENDMENT NO. 2)
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 TREADCO, INC.
                              (NAME OF THE ISSUER)

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                           ARKANSAS BEST CORPORATION
                        TREADCO ACQUISITION CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

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                                  894545 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                           ARKANSAS BEST CORPORATION
                            3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   COPIES TO:

                             ALAN J. BOGDANOW, ESQ.
                             HUGHES & LUCE, L.L.P.
                          1717 MAIN STREET, SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500

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                                  INTRODUCTION


         Arkansas Best Corporation, a Delaware corporation ("Parent"), and Treadco Acquisition Corporation, a Delaware Corporation ("Newco") hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on March 23, 1999, as amended, with respect to a tender offer by Parent to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a price of $9.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in Parent's Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to Parent's Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on March 23, 1999 (as amended, the "Schedule 14D-1"). Capitalized terms used herein but not defined are used as defined in this Statement.

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ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

           The Offer expired at 12:00 midnight, New York City time on Tuesday, April 20, 1999. Based on information provided by the Depositary, there were validly tendered, not withdrawn and accepted for payment 2,457,263 Shares (including 25,200 Shares tendered by means of guaranteed delivery). Parent now owns approximately 98% of the issued and outstanding Shares as a result of the Offer when combined with its prior holdings of Shares. On April 21, 1999, Parent issued a press release regarding the foregoing which is attached hereto as Exhibit (d)(8).

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT         ITEM
NUMBER          ----
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(d)(8)          Press release of Parent dated April 21, 1999.












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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 22, 1999

                               ARKANSAS BEST CORPORATION


                               By:    /s/ DAVID E. LOEFFLER
                                      ------------------------------------------
                               Name:  David E. Loeffler
                                      ------------------------------------------
                               Title: Vice President and Chief Financial Officer
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                               TREADCO ACQUISITION CORPORATION

                               By:    /s/ DAVID E. LOEFFLER
                                      ------------------------------------------
                               Name:  David E. Loeffler
                                      ------------------------------------------
                               Title: Vice President
                                      ------------------------------------------






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                                 EXHIBIT INDEX

EXHIBIT         ITEM
NUMBER          ----
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
(d)(8)          Press release of Parent dated April 21, 1999.